

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 2, 2007

Mr. Shane M. Bayless
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002

> **Re:** **Company Name**
> **Petrohawk Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Response Letter Dated April 12, 2007**
> **File No. 0-25717**

Dear Mr. Bayless:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

Oil and Natural Gas Reserves, page 7

Core-Operating Areas, page 8

1.   We have reviewed your response to our comment eight. Item 102 of Regulation S-K requires reserve, production and other information for your principal fields, rather than large geographic regions, such as the Permian Basin, Mid-Continent or Gulf Coast. It is our understanding that for Petrohawk those large geographical

areas include, in some cases, hundreds of individual fields. We note that only ten fields contain over 70% of your total reserves and requires over 81% of your total capital for proved reserves. We reissue our previous comment.

2.   We have reviewed your response to comment number ten. It is our understanding that obtaining spacing exceptions or revised density rules is not as routine as obtaining drilling permits. Any and all affected parties, such as landowners, royalty owners, working interest parties and offset operators and interest owners may object to these exceptions and rule changes in state oil and gas commission hearings. The decisions rendered can then be appealed. As there is no way to predict the outcome of these hearings, we do not believe it is appropriate to book proved reserves until such orders have been issued or exceptions granted. Please revise your reserves to include only those reserves where the necessary spacing orders have been approved.

Oil and Natural Gas Operations, page 11

3.   We have reviewed your response to comment 13. Please address each of the following:

- Tell us if the average oil prices that you report you received in each of the last three years on page 13 reflect the prices received for the NGL production as well as the oil production for those years.

- Tell us how you calculated the average oil prices reported.

- Tell us if NGL prices were used in the 2006 NSAI reserve report for the NGL reserves. If so, please tell us the NGL price you used.

Reserve Report

4.   Please reconcile your reserve report estimate that you will spend $317.4 million in net capital costs in 2007 with your 2006 development cost expenditures of $150 million.

5.   Please reconcile your 2006 expenditure of $128 million for lease operating costs, workovers, transportation, and production taxes with your 2007 estimate for these costs of $117 in your reserve report for total proved reserves in 2007. Also address why this 2007 estimate is reasonable given that during 2007 you will own all the KCS properties for the full year, unlike 2006. Explain to us how you can estimate an almost 9% decrease in expenses even though production is estimated to increase over 47% from 80 BCFe actually produced in 2006 to almost 118 BCFe in 2007.

Mr. Shane M. Bayless
Petrohawk Energy Corporation
May 2, 2007
Page 3

6.   We note that in your largest field, Elm Grove/Caspiana, only 30% of your
        reserves are on production. However, we could not find any disclosure in your
        filing that indicated to investors that 70% of the reserves in this field were either
        undeveloped or not producing. Please revise your document to include this
        information under the field description in the Mid-Continent region or tell us why
        it is not necessary.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief